Richard Segal + 1 617 937 2332 rsegal@cooley.com	VIA EDGAR

August 30, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Donald Field
Dietrich King
Keira Nakada
Lisa Vanjoske

Re:	Innate Pharma S.A.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted July 19, 2019
CIK No. 0001598599

Ladies and Gentlemen:

On behalf of our client, Innate Pharma S.A. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 30, 2019 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Draft Registration Statement and is confidentially submitting a revised Confidential Draft Registration Statement (the “Amended DRS”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on July 19, 2019.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS.

Draft Registration Statement on Form F-1

Overview, page 1

1.	We note your response to comment 1. We further note your disclosure that you may be “eligible to receive an aggregate of approximately $5.5 billion in future contingent payments” and reference only existing collaboration agreements and potential license agreements. Please disclose the material assumptions factored into this estimated future payment amount as well as the associated risks. For instance, please disclose whether the estimated future payment amount assumes maximum and successful achievement of all development (regulatory or otherwise) and sales milestones. In this regard, we note your disclosure on page 5 references such items were taken into account but does not disclose the underlying assumptions used.

August 30, 2019

Response:	In response to the Staff’s comment, the Company has included additional disclosure on pages 30 and 113 of the Amended DRS.

2.	We note your response to comment 6. We further note that throughout this section you use the phrase “potentially first-in-class” to describe certain of your product candidates that are still in clinical development. We also note in particular from your response that you are defining the phrase “first-in-class” in a temporal sense, as the first one of its kind, and not as an adjective describing the quality of a product candidate. If you wish to continue to use the “first-in-class” description in this way, then to avoid investor confusion as to the meaning of the phrase, please clearly disclose how you are defining the phrase.

Response:	In response to the Staff’s comment, the Company has included additional disclosure on pages 111 and 112 of the Amended DRS.

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August 30, 2019

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at +1 617 937 2332 or Brandon Fenn at +1 212 479 6626.

Very truly yours,

/s/ Richard Segal
Richard Segal

cc:	Mondher Mahjoubi, Innate Pharma S.A.
Yvan-Claude Pierre, Cooley LLP
Divakar Gupta, Cooley LLP
Brandon Fenn, Cooley LLP
Bertrand Sénéchal, Linklaters LLP
Deanna L. Kirkpatrick, Davis Polk & Wardwell LLP
Arnaud Duhamel, Gide Loyrette Nouel A.A.R.P.I.
Théophile Strebelle, Gide Loyrette Nouel A.A.R.P.I.